EX. 99.1

Form of Cover Letter to Offer to Purchase and Letter of Transmittal

IF YOU DO NOT WANT TO REDEEM YOUR LIMITED LIABILITY COMPANY INTERESTS AT

THIS TIME FOR ANY REASON, INCLUDING IF YOU ARE SUBJECT TO AN AGREEMENT NOT

TO REDEEM YOUR INTERESTS FOR AN INITIAL HOLDING PERIOD, PLEASE DISREGARD

THIS NOTICE. THIS IS SIMPLY NOTIFICATION OF THE PORTFOLIO’S TENDER OFFER.

September 21, 2012

Dear Multi-Manager Portfolio, LLC Member:

We are writing to inform you of important dates related to the tender offer by the Multi-Manager Portfolio, LLC (“Portfolio”). If you are not interested in selling your limited liability company interests (“Interests”) at this time, please disregard this notice and take no action.

The tender offer period will begin on September 21, 2012 and end at midnight, Eastern time, on October 22, 2012. The purpose of the tender offer is to provide liquidity to Members who hold Interests. Interests can be redeemed by means of a tender offer only during one of the Portfolio’s announced tender offers.

Should you wish to sell any of your Interests during this tender offer period, please contact your GenSpring financial adviser. All requests to tender Interests for purchase by the Portfolio must be received by your GenSpring financial adviser by midnight, Eastern time, on October 22, 2012. If you do not wish to redeem your Interests for any reason, simply disregard this notice. No Action is Required if You Do Not Wish to Redeem at This Time.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your financial adviser.

Sincerely,

Multi-Manager Portfolio, LLC